Exhibit 21.1

Hilltop Holdings Inc.

List of Subsidiaries (Direct and Indirect)

State or Other Jurisdiction
Name	of Incorporation or Formation
HTH Operating Partnership LP	Delaware
American Summit Insurance Company	Texas
ARC Insurance Holdings, Inc.	Delaware
Colonial Water Gardens, Inc.	Kansas
Enspire Insurance Services, Inc.	Delaware
Excalibur Financial Corporation	Delaware
Hilltop Investments I LLC	Delaware
JE Murphy Company, Inc.	Arizona
JE Murhpy Company of Florida, Inc.	Florida
NALICO General Agency, Inc.	Texas
NAGRUPCO, Ltd.	Texas
National Group Corporation	Delaware
National Lloyds Insurance Corporation	Texas
NLASCO National Lloyds, Inc.	Texas
NLASCO Underwriter Partner 1 LLC	Delaware
NLASCO Underwriter Partner 2 LLC	Delaware
NLASCO Underwriter Partnership	Delaware
NLASCO, Inc.	Delaware
NLASCO Services, Inc.	Texas